WJ Communications, Inc.

401 River Oaks Parkway

San Jose, California 95134

May 14, 2008

VIA EDGAR

Ms. Lynn Dicker

Reviewing Accountant

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	WJ Communications, Inc.

Form 10-K for the Year Ended December 31, 2007

SEC File No. 000-31337

Dear Ms. Dicker:

This letter serves as a follow-up to your telephone call to our counsel requesting that the Company directly make the acknowledgments set forth below in connection with the Staff’s comment letter dated May 1, 2008 and the Company’s follow on Amendment No. 2 to its Form 10-K.

As requested, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ R. Gregory Miller
R. Gregory Miller

cc:	Kevin L. Vaughn

Darrell C. Smith, Esq.